



S 03014048 ¡ COMMISSION
Wasnington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden
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SEC FILE NUMBER
8- 53069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/02 _____ AND ENDING _____ 12/31/02 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Destiny Capital Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

14142 Denver West Parkway, Building 51, Suite 290
                        (No. and Street)

Golden	Colorado	80401-3127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judd L. Kramer   (303) 277-9977
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
                (Name – if individual, state last, first, middle name)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Judd L. Kramer___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Destiny Capital Securities Corporation___ , as of ___December 31___ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___CFO___

_____
Notary Public

My Commission Expires 8-9-2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESTINY CAPITAL
SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2002

DESTINY CAPITAL SECURITIES CORPORATION

TABLE OF CONTENTS



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Destiny Capital Securities Corporation

We have audited the accompanying statement of financial condition of Destiny Capital Securities Corporation as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Destiny Capital Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 20, 2003

DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	105 359
Commissions receivable		18 151
Due from clearing broker		25 396
TOTAL ASSETS	$	**148 906**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accrued expenses	$	803

COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)

SHAREHOLDER'S EQUITY (Note 3):

Common stock, no par value; 1,000 shares authorized, issued and outstanding	148 103
Retained earnings	-
TOTAL SHAREHOLDER'S EQUITY	148 103

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	**148 906**

The accompanying notes are an integral part of this statement.

4

DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:

Commissions	$	731 245
Other		2 231
Total revenue		733 476

EXPENSES:

Commissions, salaries and related expenses (Note 2)	404 378
Clearing charges	53 463
Regulatory fees and expenses	25 687
Fees paid to affiliate (Note 2)	72 000
General and administrative	11 561
Total expenses	567 089

NET INCOME	$	**166 387**

The accompanying notes are an integral part of this statement.

DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Shares	Stock Amount	Retained Earnings	Total Shareholder's Equity
BALANCES, December 31, 2001	1 000	$ 159 402	$ 20 189	$ 179 591
Distributions	-	(11 299)	(186 576)	(197 875)
Net income	-	-	166 387	166 387
BALANCES, December 31, 2002	**1 000**	**$ 148 103**	**$ -**	**$ 148 103**

The accompanying notes are an integral part of this statement.

DESTINY CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	166 387
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		2 419
Decrease in due from clearing broker		34 551
Decrease in accrued expenses		(444)
Net cash provided by operating activities		202 913

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions		(197 875)
NET INCREASE IN CASH AND CASH EQUIVALENTS		5 038
CASH AND CASH EQUIVALENTS, at beginning of year		100 321
CASH AND CASH EQUIVALENTS, at end of year	$	**105 359**

The accompanying notes are an integral part of this statement.

DESTINY CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Destiny Capital Securities Corporation ("the Company") was incorporated in Colorado on September 28, 2000 and is a securities broker-dealer registered with the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of Destiny Capital Holdings, Inc.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING AGREEMENT

The Company has an operating agreement (the "Agreement") with an affiliated company, Destiny Capital Corporation ("DCC"). Under the Agreement, the Company pays DCC a monthly fee of $6,000 to cover expenses paid by DCC, such as office space, equipment, telephone and other operational services. DCC pays the Company a monthly fee of $11,000 to cover a portion of the payroll related costs paid by the Company. During the period ended December 31, 2002 the Company paid DCC $72,000 and received $132,000 from DCC in connection with the Agreement.

8

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $131,658 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .01 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivables from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the federally insured amount of $100,000.

The Company's financial instruments, including cash, receivables and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

DESTINY CAPITAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
<u>DECEMBER 31, 2002</u>

CREDIT:

Shareholder's equity	$	148 103

DEBIT:

Non-allowable commissions receivable	16 445

NET CAPITAL 131 658

Minimum requirements of 6 2/3% of aggregate indebtedness of
$803 or $100,000, whichever is greater 100 000

Excess net capital $ **31 658**

AGGREGATE INDEBTEDNESS:

Accrued expenses	$	**803**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .01 to 1

NOTE: There are no material differences in the above computation of net capital with that
included in the Company's corresponding unaudited Form X-17A-5 Part II Filing.



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE

SUITE 307

DENVER, COLORADO 80222

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Destiny Capital Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Destiny Capital Securities Corporation for the period ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Destiny Capital Securities Corporation, that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Destiny Capital Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Destiny Capital Securities Corporation was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 20, 2003